07024521

Morgan Crucible

12th June 2007

SEC MAIL PROCESSING RECEIVED JUN 14 2007 WASH. D.C. 186 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:16 11-Jun-07
Number	1619Y

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 11 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 280 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 282,870,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 282,870,142.

The above figure 282,870,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:04 08-Jun-07
Number	0811Y

The Morgan Crucible Company plc announces that on 8 Jun 2007 it purchased for cancellation from Citigroup Global Markets Limited 400,000 ordinary shares at an average price of 272.78 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 283,070,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 283,070,142.

The above figure 283,070,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:09 07-Jun-07
Number	0049Y

The Morgan Crucible Company plc announces that on 7 Jun 2007 it purchased for cancellation from Citigroup Global Markets Limited 400,000 ordinary shares at an average price of 282.165 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 283,470,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 283,470,142.

The above figure 283,470,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	16:57 31-May-07
Number	5730X

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 30th May 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had transferred 3,572,525 Ordinary Shares out of the Trust in satisfaction of the exercise of share options / vesting of awards previously granted / made by the Company under its Sharesave Scheme 2004 / Long Term Incentive Plan 2004 respectively.

Following this transfer of shares out of the Trust, the Trust holds a total of 6,238,374 Ordinary Shares representing 2.19% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Total Voting Rights
Released	11:12 31-May-07
Number	5146X

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

The Morgan Crucible Company plc
Total Voting Rights – Month-End Notification

In conformity with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1, we would like to notify the market of the following:

As at 31st May 2007 the issued share capital of The Morgan Crucible Company plc consisted of 283,870,142 25p Ordinary Shares with voting rights, and 437,281 Cumulative Preference Shares (125,327 5.5% Cumulative First Preference Shares of £1.00 each and 311,954 5% Cumulative Second Preference Shares of £1.00 each), with no voting rights, save in specified limited circumstances. No shares were held in Treasury.

Each Ordinary Share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of The Morgan Crucible Company plc.

Therefore, as at the above date, the total number of shares with voting rights in The Morgan Crucible Company plc was 283,870,142.

The above figure 283,870,142 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:05 30-May-07
Number	4693X

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 30 May 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 283.53 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 283,870,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 283,870,142.

The above figure 283,870,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc 01753 837 000

Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Site Visit
Released	08:30 30-May-07
Number	3581X

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:3581X
Morgan Crucible Co PLC
30 May 2007

Morgan Crucible UK Site Visit for Analysts

The Morgan Crucible Company plc, the specialist materials technology company, is hosting a visit today at its Technical Ceramics site in Rugby, UK. The visit will entail presentations by Morgan Crucible's Chief Executive Officer, Technical Ceramics' divisional management and a guided tour around the Rugby facility.

No material new information will be disclosed in the presentations, nor will there be any statement on current trading.

Copies of the presentation given will be available tomorrow from the investor relations section of www.morgancrucible.com.

Enquiries:

Victoria Gould	The Morgan Crucible Company plc	01753 837 306
Robin Walker	Finsbury	020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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